Sport Supply Group, Inc.
1901 Diplomat Drive
Farmers Branch, Texas 75234

July 6, 2010

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:	H. Christopher Owings
Assistant Director

RE:	Sport Supply Group, Inc.
Schedule 13E-3/A
File No. 005-40925
Filed June 11, 2010
Revised Preliminary Proxy Statement on Schedule 14A
File No. 001-15289
Filed June 11, 2010
Schedule 13D/A filed by CBT Holdings LLC
Filed March 17, 2010
File No. 005-40925

Dear Mr. Owings:

Pursuant to conversations with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Staff’s comment in its letter dated June 30, 2010 has been resolved through the inclusion of additional disclosure,   as agreed to between the Staff and Sport Supply Group, Inc. (the “Company”), in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on July 2, 2010.

Very truly yours,

SPORT SUPPLY GROUP, INC.

By:	/s/ John E. Pitts
Name:	John E. Pitts
Title:	Chief Financial Officer

CC:	Mara Ransom, Securities and Exchange Commission
Lilyanna L. Peyser, Securities and Exchange Commission